Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 6 pages.


om
LIMITED


Limited
Q 4127
03050110
Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday April 7, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
APR 15 2003
WASH. D.C.
207
SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	18 March, 2003	Company Announcement: ASIC form 7051- Notification of Half Yearly Reports
2	26 Match, 2003	Company Announcement: Forecast of Scalpel Revenue

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,



BEN GRAHAM
Office Manager.

ASIC registered agent number
lodging party or agent name
office, level, building name **or** PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city



Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), 320

HALF YEARLY REPORTS

Disclosing entity

Please complete A, B or C.

A a company

name OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ACN 091 192 871

B a body (other than a company)

name

ARBN (if applicable)

C a registered scheme

name

ARSN

Financial period

from 1.7.02 to 31.12.02

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:

if a company or a body: a director or secretary or the equivalent

if a registered scheme: a director or secretary of the responsible entity acting in that capacity

name of responsible entity

ACN

name of person signing (print) DAVID JENKINS capacity D. RECTOR

sign here [signature] date 17/3/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
A.C.N 091 192 871

DIRECTORS' REPORT
HALF YEAR ENDED 31 DECEMBER 2002

Your directors present their report together with the consolidated financial report for the half year ended 31 December 2002.

1. REVIEW AND RESULTS OF OPERATIONS

During the half year the Company has continued its research and development program and has explored avenues for the commercialisation and/or sale of its products.

The consolidated operating profit after income tax for the half year ended 31 December 2002 was a loss of $611,149 (2001: $1,217,037).

2. DIRECTORS' INFORMATION

The names of the directors of the parent entity who have held office continuously throughout the period are:

Dr John Taske
Michael Hayne
Bruce Kiehne
William Allan Grady
David Jenkins
Roderick Willian Siller BE

Signed in accordance with a resolution of the Directors of Occupational & Medical Innovations Lmited.



Director

Dated at Brisbane this 7th day of March 2002.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

DIRECTORS DECLARATION

In the opinion of the directors of Occupational & Medical Innovations Limited

(a) the accompanying financial statements and notes, as set out in Appendix 4B, comply with the accounting standards and give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Director 

Dated at Brisbane this 7th. day of March 2002.

INDEPENDENT REVIEW REPORT
To the members of Occupational & Medical Innovations Limited

Scope

We have reviewed the financial report of Occupational & Medical Innovations Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, comprising the half-yearly financial statements, notes to the financial statements and directors' declaration of Occupational & Medical Innovations Limited for the half year ended 31 December 2002 but excluding the following sections:

(a) net tangible asset backing per ordinary security (page 9);

(b) factors affecting the revenues and the expenses of the consolidated entity for the current period (page 15);

(c) compliance statement (pages 17 and 18);

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Occupational & Medical Innovations Limited is not in accordance with:

(a) the Corporations Act 2001, including:

I) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

II) complying with Accounting Standard AASB 1029 – Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules as they relate to Appendix 4B.



PKF
Brisbane Partnership
Chartered Accountants



RQ Cole
Partner

Dated at Brisbane this 7th day of March 2003

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

26 March 2003

ASX Company Announcements Office

On 20 December 2002 Occupational & Medical Innovations Limited (OMI) announced that it had reached agreement for the exclusive distribution by American Safety Razor Company's "Personna Medical Division" (Personna) to distribute the OMI Safety Scalpel in the North American market.

At that time OMI had not received Personna's sales forecasts, and was not able to assess the revenue that would be derived by OMI from the agreement. OMI has now received Personna's sales forecasts. Based on those forecasts OMI is able to inform the market that the revenue stream from Personna to be generated in the first 12 months after the release of the Safety Scalpel in the North American market is expected to be in the range of AUD $1,000,000 to AUD $1,100,000. After the release into the market during July 2003, OMI expects the market for its Safety Scalpel to grow significantly over the next few years

The revenue from the Safety Scalpel will be in addition to the estimated revenue for the sales of the Needle-less Access System to B Braun Australia Pty of approximately AUD $2,300,000 in the 12 months after its release expected in July 2003.

Personna Medical launched the Safety Scalpel on the weekend at the AORN Trade Show, and will commence sales and distribution when FDA approval is received, and when production manufacturing commences. In the meantime OMI has supplied Personna Medical with approximately 25,000 pre-production units for pre market assessment and for training purposes.

The OMI Safety Scalpel has received TGA listing in Australia, and it will be offered for sale in Australian and New Zealand when production manufacturing commences and the distribution agreement with a leading medical device distributor in Australia is finalised.

Following the release of the Safety Scalpel in the North American and Australian and New Zealand markets, OMI will seek CE Certification in Europe and appoint a distributor for that market.

Managing Director